                                   FORM 11-K



(Mark one)



              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 2000


                                      OR



            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.



Commission file number # 001-04364


                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                              Ryder System, Inc.
                              3600 N.W. 82 Avenue
                             Miami, Florida  33166

                             REQUIRED INFORMATION
                             --------------------

FINANCIAL STATEMENTS & SCHEDULES                                                          PAGE NO.
--------------------------------                                                          -------
 .    Independent Auditors' Report                                                            2
 .    Statements of Net Assets Available for Plan Benefits
          December 31, 2000 and 1999                                                         3
 .    Statements of Changes in Net Assets Available for Plan Benefits
          For the years ended December 31, 2000 and 1999                                     4
 .    Notes to Financial Statements                                                           5
 .    Schedule I: Form 5500, Schedule H, Line 4i:
          Schedule of Assets Held for Investment Purposes at the End of Plan Year
          December 31, 2000                                                                 12
 .    Schedule II:  Form 5500, Schedule H, Line 4j:
          Schedule of Reportable Transactions for the year ended December 31, 2000          14

EXHIBITS
--------

 .    Exhibit Index                                                                          15
 .    Independent Auditors' Consent                                                          16


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    RYDER SYSTEM, INC.
                                    EMPLOYEE SAVINGS PLAN B


Date: June 29, 2001                 By: /s/ CHALLIS M. LOWE
                                        ---------------------
                                    Challis M. Lowe
                                    Executive Vice President Human Resources,
                                    Plan Administrator

                          INDEPENDENT AUDITORS' REPORT


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan B (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Miami, Florida
June 15, 2001

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 2000 AND 1999

                                                                     2000                  1999
                                                                --------------        --------------
Assets
Investments:
  Short-term money market instruments                         $    6,394,298         $   10,935,679
  Investment contracts, at contract value                         69,248,123             67,712,941
  Mutual funds                                                   274,686,551            304,231,393
  Ryder System, Inc. Common Stock Fund                            38,501,389             38,066,885
  Participant loans receivable                                    20,979,784             19,374,974
                                                              --------------         --------------
      Total investments                                          409,810,145            440,321,872
Receivables:
  Employer contribution                                              993,341              1,252,042

  Employee contribution                                              217,977                678,737
                                                              --------------         --------------
  Total receivables                                                1,211,318              1,930,779
                                                              --------------         --------------
       Total Assets                                              411,021,463            442,252,651

Liabilities
-----------
Other liabilities                                                    674,440                 80,066
                                                              --------------         --------------
      Total Liabilities                                              674,440                 80,066
                                                              --------------         --------------

Net assets available for plan benefits                        $  410,347,023         $  442,172,585
                                                              ==============         ==============


  The accompanying notes are an integral part of these financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                         2000                   1999
                                                                    --------------        ----------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in value of investments        $  (74,321,464)          $  60,682,462
    Dividends                                                          27,442,802              27,297,752
    Interest                                                            5,752,974               5,714,022
                                                                   --------------           -------------
        Net investment income (loss)                                  (41,125,688)             93,694,236
                                                                   --------------           -------------

Contributions:
  Employer                                                             10,341,736              10,557,083
  Employee                                                             31,980,436              31,351,549
                                                                   --------------           -------------
        Total contributions                                            42,322,172              41,908,632
                                                                   --------------           -------------
Transfers from other plans                                              3,558,680               1,520,166
                                                                   --------------           -------------
        Total additions                                                 4,755,164             137,123,034
                                                                   --------------           -------------

Deductions from net assets attributed to:
  Distributions to plan participants                                   36,176,954              30,433,285
  Transfers to other plans                                                      -              21,321,647
  Administrative expenses                                                 403,772                 353,245
                                                                   --------------           -------------
        Total deductions                                               36,580,726              52,108,177
                                                                   --------------           -------------

        Net increase (decrease)                                       (31,825,562)             85,014,857

Net assets available for plan benefits:
  Beginning of year                                                   442,172,585             357,157,728
                                                                   --------------           -------------
  End of year                                                      $  410,347,023           $ 442,172,585
                                                                   ==============           =============


  The accompanying notes are an integral part of these financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                         NOTES TO FINANCIAL STATEMENTS

1.  Description of  Plan

    The following description of the Ryder System, Inc. Employee Savings Plan B (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

    General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

    The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of seven persons appointed by the Ryder System, Inc. Board of Directors. The Plan's trustee and recordkeeper is Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

    Eligibility. Participation in the Plan is voluntary. In general, any salaried employees of the Ryder System, Inc. (the "Company") and participating affiliates, as well as, field hourly employees of Ryder Integrated Logistics are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

    Contributions. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) IRS limit of $10,500 and $10,000 in 2000 and 1999 respectively or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of thirteen investment options and may transfer among funds on a daily basis. If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant's account. The Company contributions are automatically allocated to the Ryder System, Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, whichever comes first.

    For salaried employees, the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% of the employee's compensation for any plan year (the Company will contribute an additional 2% match if the Company meets its Economic Value Added ("EVA") goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained).

    For Ryder Integrated Logistics field hourly employee who meets certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, the Company will match the first $300 at 100% and match the next $800 at 50% (100% if the Company meets its EVA goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained).

    Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2000 and 1999, employer contributions were reduced by $301,380 and $813,537, respectively, from forfeited nonvested accounts. At December 31, 2000, forfeited nonvested accounts available to reduce future employee contributions totaled $12,863.

    Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

    Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

    Distributions. On termination of service, if a participant's account balance is greater than $5,000, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2000 and 1999, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $1,312,655 and $1,509,580, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.  Summary of Significant Accounting Policies

    Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

    Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

    Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts ("GICs") are stated at contract value which represents cost plus accrued interest (Note 5). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

    Investments in synthetic GICs (investments for which the plan owns certain fixed income securities and the contract issuer provides a "wrapper" contract (a derivative financial instrument) that guarantees a fixed rate of return and provides benefit responsiveness) are also stated at contract value. The Ryder System, Inc. Common Stock Fund ("RCS Fund") is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity which enables the Plan participants to transfer money daily among all investment choices.

    Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Company common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

    Payment of Benefits.  Benefits are recorded when paid.

    Risk and Uncertainties. The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

    Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

    Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
    (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires all derivatives, including certain derivatives embedded in other contracts, to be recognized at fair value as either assets or liabilities in the financial statements and establishes new accounting rules for hedging instruments. The Plan will adopt SFAS No. 133 as of the beginning of the Plan year, January 1, 2001. Because the Plan currently accounts for all financial instruments at fair value (or amounts that approximate fair value), the adoption of this statement is not expected to have a material impact on the recognized investment income or the net assets available for benefits of the Plan.

3.  Investments

    The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at either December 31, 2000 or 1999:

                                                  2000              1999
                                                  ----              ----

    Ryder System, Inc. Common Stock Fund*     $ 38,501,389      $ 38,066,885
    Fidelity Equity-Income Fund                 40,370,249        39,186,931
    Putnam Voyager Fund A                       98,582,177       122,583,517
    Fidelity Contrafund                         47,102,833        54,043,626
    Fidelity Diversified International Fund     23,177,946        25,526,042
    Fidelity Aggressive Growth                  21,888,792        24,705,857

    * Partially nonparticipant-directed, Note 4

    During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(74,321,464) and $60,682,462, respectively, as follows:

                                                2000              1999
                                                ----              ----

    Mutual Funds                             $(62,046,415)     $61,765,413
    Ryder System, Inc. Common Stock Fund      (12,275,049)      (1,082,951)
                                             ------------      -----------
                                             $(74,321,464)     $60,682,462
                                             ============      ===========

4.  Nonparticipant-directed Investments

    Information about the net assets and the significant components of the changes in net assets related to nonparticipant-directed investments is as follows:

                                                      December 31,
                                                 2000              1999
                                                 ----              ----
    Net Assets:
      Ryder System, Inc. Common Stock Fund     $12,315,243       $10,330,083

                                                       Year ended
                                             December  31,      December  31,
                                                 2000               1999
                                             -------------      -------------
    Changes in Net Assets:
      Contributions                            $ 7,713,725        $6,904,236
      Net depreciation                          (5,175,604)         (513,862)
      Distributions to plan participants          (268,875)          (23,656)
      Transfers                                    123,224          (483,010)
      Loan Withdrawals                            (390,188)         (304,684)
      Administrative Expenses                      (17,122)           (6,918)
                                               -----------        ----------
                                               $ 1,985,160        $5,572,106
                                               ===========        ==========

5.  Investment Contracts with Insurance Companies

    The Managed Interest Income Fund, one of the Plan's investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

    There are no reserves against contract value for credit risk of a contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 6.1% and 6.0% in 2000 and 1999, respectively. The weighted average crediting interest rates for the investment contracts as of December 31, 2000 and 1999 were, 5.8% and 5.6%, respectively. At December 31, 2000 and 1999 the fair value of the underlying assets of the synthetic GICs and the value of the related "wrapper" contracts were $63,520,998 and $208,582, respectively and $49,841,592 and $1,245,271 respectively. At December 31, 2000 and 1999, the contract value and fair value of the traditional GICs were $6,432,454 and $ $6,474,736, respectively and $16,626,078 and
    $16,144,175, respectively.

6.   Concentration of Credit Risk

     The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

7.   Plan Transfers

     The Company also sponsors the Ryder System, Inc. Employee Savings Plan A for non-salaried employees other than Ryder Integrated Logistics hourly field employees. Account balances of non-salaried employees in Plan A, who are subsequently promoted to a salaried position, are, in turn, transferred to the Plan. Transfers to the Plan for 2000 and 1999 amounted to $3,310,202 and $612,033, respectively. In 1999 plan assets in the amount of $908,133 were transferred to the plan due to an acquisition.

     On September 13, 1999, the Company sold Ryder Public Transportation Services ("RPTS") to FirstGroup plc. In 2000, plan assets of $248,478 were transferred into the Plan from FirstGroup plc. Due to the sale of RPTS and the out-sourcing of various information technology functions, plan assets of $21,304,902 and $16,745, respectively were transferred from the Plan in 1999.

8.   Related Party Transactions

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized losses on sale and net unrealized depreciation in value of these securities.

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan's current trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $403,772 and $353,245 for the years ended December 31, 2000 and 1999, respectively.

9.   Plan Termination

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

10.  Tax Status of the Plan

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated August 26, 1996 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.


11.  Reconciliation of Financial Statements to Forms 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                              December 31,
                                                                          2000            1999
                                                                      ------------    ------------
Net assets available for benefits per the financial statements        $410,347,023    $442,172,585
Amounts allocated to withdrawing participants with balances
   less than $5,000                                                     (1,312,655)     (1,509,580)
                                                                      ------------    ------------
Net assets available for benefits per the Form 5500                   $409,034,368    $440,663,005
                                                                      ============    ============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      Year ended
                                                                   December 31, 2000
                                                                   -----------------
Benefits paid to participants per the financial statements            $36,176,954
Add:  Amounts allocated to withdrawing participants with
   balances less than $5,000 at December 31, 2000                       1,312,655
Less:  Amounts allocated to withdrawing participants with
   Balances less than $5,000 at December 31, 1999                      (1,509,580)
                                                                      -----------
Benefits paid to participants per the Form 5500                       $35,980,029
                                                                      ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                                  SCHEDULE I
                        FORM 5500, SCHEDULE H, LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                   AT THE END OF PLAN YEAR DECEMBER 31, 2000


                                                                     Current
                                                                      Value
                                                                   -----------
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

    Fidelity Short-Term Interest Fund*                              $6,394,298
                                                                    ----------
INVESTMENT CONTRACTS:

Traditional Guaranteed Investment Contracts:

    Allstate Life Insurance Co.
         6.87% contract, due 04/01/02                                2,914,294
    John Hancock Mutual Life Insurance Co.
         7.21% contract, due 10/01/01                                1,304,773
    Monumental Life Insurance Co.
         7.03% contract, due 12/31/01                                1,182,389
    Principal Life Insurance Co.
         7.05% contract, due 07/02/01                                1,030,998
                                                                    ----------
                                                                     6,432,454
                                                                    ----------
Synthetic Guaranteed Investment Contracts:

    AIG Financial Products Corp.
         6.50% contract, due 7/15/02
        ABS/CELT 1997-B A4                                           1,324,523
    Chase Manhattan Bank
         5.11% contract, due 02/18/03
        ABS/HONDA OWNER 99-1 (A4) HAROT                              2,567,040
            Wrapper                                                     37,805
    Chase Manhattan Bank
         5.95% contract, due 07/15/03
        ABS/MBNA 1998-D (A) MBNAM                                    2,590,206
            Wrapper                                                        746
    Deutsche Bank
         5.20% contract, due 01/15/01
        ABS/GMAC CARAT 99-1 (A3) CARAT                               3,747,379
            Wrapper                                                     37,030
    Deutsche Bank
         5.76% contract, due 08/15/01
        CMO/FHLMC 1660-E 6% 1/07 PAC                                   570,492
            Wrapper                                                        854
    Monumental Life Insurance Co.
         5.84% contract, due 04/15/04
        ABS/ARCADIA 1998-C (A3) ARCA FSA                             1,488,735
            Wrapper                                                      4,075
    Monumental Life Insurance Co.
         6.53% contract, due 01/17/05
        ABS/DISCOVER 1999-6 (A) DCMT                                 2,700,566
    Monumental Life Insurance Co.
         5.11% contract, due 12/18/00
        ABS/FIRST USA 1997-6 (A) FUSAM                               2,611,842
            Wrapper                                                     35,274
    Monumental Life Insurance Co.
         6.67% contract, due 03/15/05
        ABS/SEARS 1999-1 (A) SCAMT                                   2,526,854
    Monumental Life Insurance Co.
         6.16% contract, due 11/15/02
        CMO/FHR 1577 PG                                              2,661,054
    Morgan Guaranty
         6.02% contract, due 10/17/05

        CMO/FH 1601-PH 6% 4/08 PAC 1                                 2,599,562
    Morgan Guaranty
         5.53% contract, due 12/15/00
        CMO/FH 1602-PH 6% 4/23 CMO PAC 1                             3,699,978
            Wrapper                                                     64,601
    Morgan Guaranty
         5.98% contract, due 10/15/04
        CMO/FH 1619-PH 6.05 9/22 PAC-1                               2,047,825
    State Street Bank
         5.85% contract, due 04/15/03
        CMO/FHR 1661 PG                                              1,944,930
            Wrapper                                                      5,499
    Transamerica Life Insurance and Annuity Co.
         6.38% contract, due 10/25/02                                2,589,029
        ABS/DAYTON HUDSON 97-1 DHMT
    Union Bank of Switzerland
         6.10% contract, due 10/08/01
        ABS/PREMIER 97-3 (A5) PRAT                                     916,277
            Wrapper                                                      1,283
    Union Bank of Switzerland
         6.91% contract, due 12/26/03
        ABS/WEST PENN FUND 99-A (A2) WPP                             2,582,456
    Various
         6.85% contract, various
            Citigroup 6.75% 12/01/05                                   351,199
            FHR 1601 PL 6% 10/08 PAC                                 1,375,076
            FHR 1650 H 6.25 10/22 PAC                                1,382,631
            FHG 32 TH 7% 9/22 PAC-I                                  2,101,558
            FHR 2134 H 6.5% 12.24 SEQ                                1,132,045
            FNMA 94-51 PH 6.5% 1'23                                  2,086,574
            FANNIE MAE 7% 7/15/05                                    5,555,108
            GE CAP CORP 7.5% 5/15/05                                 1,465,921
            JPMC 00-C10 A1 7.1075 CMB                                  411,856
            MSFWC 2000-PRIN A1 7.07 C                                  609,176
            SMB7 2000-C2 A1 7.331 CMB                                1,430,930
            USTN 5.75% 8/15/03                                         922,169
            UST NOTES 7.00% 7/15/06                                  1,534,448
            WACHOVIA CORP 6.925 10'03                                  422,132
    Westdeutsche Landesbank
         5.70% contract, due 04/15/04
        ABS/AMERICAN EXPRESS 99-1 (A) AMXCA                          2,570,563
            Wrapper                                                     20,750
    Westdeutsche Landesbank
         6.22% contract, due 02/15/01
        ABS/GT 1996-2 A2                                                86,953
            Wrapper                                                        665

                                                                  ------------
                                                                    62,815,669
                                                                  ------------
         Total Investment Contracts                                 69,248,123
                                                                  ------------
MUTUAL FUNDS:

    Fidelity Equity-Income Fund*                                    40,370,249
    Putnam Voyager Fund A                                           98,582,177
    Fidelity Contrafund*                                            47,102,833
    Fidelity Diversified International Fund*                        23,177,946
    Fidelity Asset Manager Growth*                                   5,545,290
    Fidelity Asset Manager*                                          3,833,906
    Fidelity Asset Manager Income*                                   1,173,707
    Fidelity U.S. Bond Index Fund*                                   2,987,645
    Spartan U.S. Equity Index Fund*                                 11,387,006
    Fidelity Aggressive Growth Fund*                                21,888,792
    Fidelity Growth Company Fund*                                   18,637,000
                                                                  ------------
                                                                   274,686,551
                                                                  ------------

Ryder System, Inc. Common Stock Fund* (cost: $44,515,009  )         38,501,389

Participant Loans (average interest rates 8.25% - 9.50%)            20,979,784

                                                                  ------------
                                                                  $409,810,145
                                                                  ============

* Represents a Party-In-Interest

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                                  SCHEDULE II
                        FORM 5500, SCHEDULE H, LINE 4j
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000



                           NO REPORTABLE TRANSACTION

                                 EXHIBIT INDEX


EXHIBIT                DESCRIPTION
-------                -----------

23.1           Independent Auditors' Consent